# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

**Kansas Whiskey Holding Inc.**
PO Box 572
Palisades, NY 10964
https://kansaswhiskey.com/

Up to $1,234,998.00 in Class B Common Stock at $1.50
Minimum Target Amount: $123,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Kansas Whiskey Holding Inc.
Address: PO Box 572, Palisades, NY 10964
State of Incorporation: DE
Date Incorporated: October 15, 2024

## Terms:

Equity

Offering Minimum: $123,999.00 | 82,666 shares of Class B Common Stock
Offering Maximum: $1,234,998.00 | 823,332 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $249.60

### Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

### Investment Incentives and Bonuses*

Loyalty Bonus

As you are a Kansas Whiskey Customer, Kansas Friends & Family, Previous Kansas Investor, you are eligible for 3% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 3 weeks | 10% off two online orders of Kansas Whiskey.

Early Bird 2: Invest $1,000+ within the first 3 weeks | 5% bonus shares + 10% off Kansas Whiskey *online orders for 6 months.

Early Bird 3: Invest $5,000+ within the first 3 weeks | 10% bonus shares + 10% off Kansas Whiskey * online orders for 12 months

Early Bird 4: Invest $10,000+ within the first 3 weeks | 15% bonus shares + 10% off Kansas Whiskey *online orders for 2 years.

Early Bird 5: Invest $20,000+ within the first 3 weeks | 20% bonus shares + 10% lifetime discount on *online Kansas Whiskey Orders

Early Bird 6: Invest $50,000+ within the first 3 weeks | 25% bonus shares + 15% lifetime discount on *online Kansas Whiskey Orders + Personalized 10-liter whiskey barrel and 10 complimentary cases.

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 10% off first *online order.

Tier 2 Perk: Invest $5,000+ and receive 10% off *online orders for 1 year + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 10% off *online orders for 2 years + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive lifetime 10% discount on *online orders + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares + personalized 10-liter whiskey barrel and 5 complimentary cases.

*Offer begins at the date of investment. At the time of this offering the following states do not accept direct spirits shipments: Alabama, Delaware, Mississippi, Oklahoma, Rhode Island, and Utah. Orders outside the contiguous U.S.,

Fulfillment/Shipping/Duties will be paid by the purchaser.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Kansas Whiskey will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Company Overview

Kansas Whiskey is redefining the whiskey industry by producing premium whiskies designed to appeal to a broader demographic of both men and women, as well as non-whiskey drinkers. Launched in 2012, Kansas Whiskey combines innovative distillation methods with modern marketing and packaging to create exceptionally smooth, cocktail-friendly whiskies that challenge traditional whiskey norms. With over 500 retail locations in six states and a robust direct-to-consumer (DTC) presence, the company is disrupting a historically male-dominated $20 billion whiskey market and tapping into a $100 billion spirits market.

Business Model

Kansas Whiskey operates through a hybrid business model, leveraging both traditional retail and DTC sales channels. Retail partnerships across six key states (New York, New Jersey, Connecticut, Texas, Florida, and Kansas) ensure a strong physical presence, while the DTC model enables national reach and consumer engagement. By targeting both traditional whiskey drinkers and a broader audience of non-whiskey enthusiasts, the company maximizes market penetration through innovative marketing campaigns and a product portfolio designed for versatility and accessibility.

Intellectual Property

Kansas Whiskey's proprietary bottle design, branding, and packaging set it apart in the crowded spirits market. These elements are specifically crafted to avoid clichéd whiskey tropes, appealing to a more diverse consumer base. Additionally, the company's unique distillation process—combining a crafted grain blend with Kansas prairie spring water—delivers an unrivaled smoothness and versatility, serving as the foundation for its competitive advantage.

### Competitors and Industry

Competitors

The whiskey industry includes major players like Jack Daniel's, Maker's Mark, and Jim Beam, which dominate the traditional market and focus on established demographics. Kansas Whiskey differentiates itself by targeting underserved audiences, particularly women and non-whiskey drinkers, through innovative packaging, flavor profiles, and inclusive marketing strategies. By addressing gaps overlooked by competitors, Kansas Whiskey is carving a niche in both the whiskey and broader spirits markets.

Industry

The global whiskey market, valued at $20 billion, is growing at a compound annual growth rate (CAGR) of 8.5%. Traditionally catering to a predominantly white male demographic, the industry is ripe for disruption as consumer preferences shift toward inclusivity and versatility. Kansas Whiskey's approach aligns with these trends, making it well-positioned to capitalize on the evolving spirits landscape and capture a share of the broader $100 billion spirits market.

### Current Stage and Roadmap

#### Current Stage

Kansas Whiskey has transitioned from startup to scale-up, with over a decade of operational experience. The company's products are available in over 500 retail locations and its DTC platform has achieved significant traction. With women comprising over 44% of its online sales, Kansas Whiskey is successfully expanding the whiskey consumer base. It continues to refine its marketing and distribution strategies to achieve national prominence.

#### Future Roadmap

Kansas Whiskey aims to expand its distribution footprint to additional states while enhancing its DTC platform to further penetrate the national market. The company plans to increase its product portfolio, including ultra-premium offerings, to appeal to an even broader audience. Focused on capturing market share in the larger spirits category, Kansas Whiskey intends to invest in marketing campaigns that drive brand awareness and consumer conversion. The ultimate goal is to revolutionize the whiskey industry by becoming the go-to brand for both seasoned whiskey drinkers and spirits enthusiasts seeking new experiences.

## The Team

### Officers and Directors

Name: Paul Goldman

Paul Goldman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Board Member, Principal Accounting Officer
  Dates of Service: January, 2009 - Present
  Responsibilities: Founder, President: Corporate Strategy and Governance. Advertising, Marketing, Trade and Consumer Creative Direction. Inventory Management, Vendor Management. Paul does not receive cash compensation.

Other business experience in the past three years:

- Employer: Charm School LLC
  Title: Owner
  Dates of Service: June, 2006 - Present
  Responsibilities: Freelance Advertising Creative Director; Freelance Television Commercial Director.

Name: Lisa Denby

Lisa Denby's current primary role is with Managed Solutions LLC. Lisa Denby currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CMO
  Dates of Service: September, 2023 - Present
  Responsibilities: Heading the marketing efforts for Kansas Whiskey. She receives compensation.

Other business experience in the past three years:

- Employer: Managed Solutions LLC
  Title: Partner
  Dates of Service: November, 1997 - Present
  Responsibilities: Marketing and operations consultant

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

**We rely on third parties to provide services essential to the success of our business**

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

**Market Adoption and Demographic Expansion**

Kansas Whiskey's success depends on its ability to capture market share from non-traditional whiskey drinkers, including women and consumers of other spirits like vodka, rum, gin, and tequila. While the company's innovative marketing, packaging, and product design have shown early success in broadening its consumer base, there is a risk that these efforts may not achieve sustained adoption at the scale necessary to meet growth projections. Consumer preferences in the spirits market can be highly subjective and influenced by trends, making it challenging to consistently convert non-whiskey drinkers. Additionally, competing brands may attempt to replicate Kansas Whiskey's strategies, diluting its unique position in the market. Failure to effectively maintain its differentiated appeal or respond to evolving consumer trends could impact the company's ability to achieve long-term growth and profitability.

**The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.**

These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

## Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Fabulous American Beverages LLC (Majority Owned by Fabulous American Beverages Ltd., majority owned by Paul Goldman) | 8,000,000 | Class A Common Stock | 100.0% |

## The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,332 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 9,000,000 with a total of 8,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 6,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

## What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $200,000.00
  Number of Securities Sold: 96,205
  Use of proceeds: Raw materials, operations
  Date: July 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023

Revenue

Revenue in 2022 was X compared to Y in 2023.

Revenue decrease from 2022 to 2023 resulted from significant cost cutting in sales staff and marketing costs related to staff expenses throughout '23. The '23 revenue decrease was expected, and resulted, as projected, in a net profit increase, Q1, 2024.

Cost of Goods Sold

Cost of Goods Sold in 2022 was X compared to Y in 2023.

Per case costs did not change significantly between 2022 and 2023. Overall COGS fell together with case sales.

Gross Margins

XXX

Expenses

Expenses in 2022 was X compared to Y in 2023.

We reduced expenses by 42% between 2022 and 2023 through disciplined cost control: we reduced General & Administrative costs by 27% and Sales and Marketing costs by 52%.

Historical results and cash flows:

The Company is currently in the expansion stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company's growth has been held back by a lack of working capital. Once immediate cash constraints have been assuaged, we expect that we will be able to deploy our marketing capabilities to increase sales and revenues dramatically. Past cash was primarily generated through sales. Our goal is to capitalize on and scale our newly structured marketing and advertising initiatives, specifically focused on: 1. DTC online sales and secondarily, brick and mortar sales where our DTC online marketing spills over into existing brick and mortar markets.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June, 2024, the Company has capital resources available in the form of accounts receivable of $6,400, cash on hand of $5,900, a credit line of $15,000 at Bank of America, and credit cards at Bank of America and Capital One with credit limits of $50,000 and 20,000 respectively.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support increased branding and marketing efforts including advertising, sponsoring events, and increasing our brand footprint by engaging and incentivizing distributors in NY and NJ. The company is currently cash positive as of Q1, 2024. The funds of this campaign are critical to operations directly attributed to growth, scaling our existing successes in DTC and existing brick and mortar markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

TBD

How long will you be able to operate the company if you raise your maximum funding goal?

TBD

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

TBD

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

## Use of Proceeds

If we raise the Target Offering Amount of $123,999.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  50.0%
  We will use 50% of the funds on expanding our visibility and multiplying our sales.

- Inventory
  12.0%
  We will use 12% of the funds raised to purchase inventory in preparation for expected growth in sales.

- Executive Compensation
  12.0%
  We will use 12% of the funds to compensate key personnel, including the following roles: CEO, CMO, CFO.

- Working Capital and Debt Retirement
  8.5%
  We will use 8.5% of the funds for working capital to cover expenses for the expansion as well as ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  54.5%
  We will use 54.5% of the funds on expanding our visibility and multiplying our sales.

- Inventory
  15.0%
  We will use 15% of the funds raised to purchase inventory in preparation for expected growth in sales.

- Executive Compensation
  15.0%
  We will use 15% of the funds to compensate key personnel, including the following roles: CEO, CMO, CFO.

- Working Capital and Debt Retirement
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://kansaswhiskey.com/ (https://www.kansaswhiskey.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/kansaswhiskey

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Kansas Whiskey Holding Inc.

[See attached]



Fabulous American Beverages LLC.
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

# Table of Contents



# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Fabulous American Beverages LLC. Management

We have reviewed the accompanying financial statements of Fabulous American Beverages Ltd. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

**Emphasis of Matter on a Successor Entity:**
The Company began operations as Fabulous American Beverages LTD, then transitioned to Fabulous American Beverages LLC and subsequently transferred its operations to Kansas Whiskey LLC. The Company later formed Kansas Whiskey, Inc. to serve as a holding company for Kansas Whiskey LLC. Kansas Whiskey, In. will be conducting a Regulation Crowdfunding capital raise. Refer to Note 1 for additional information.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 4, 2024

# FABULOUS AMERICAN BEVERAGES LLC.
## STATEMENTS OF FINANCIAL POSITION

| | As of December 31, | |
|---|---|---|
| | 2023 | 2022 |
| **ASSETS** | | |
| *Current Assets:* | | |
| Cash & Cash Equivalents | 11,375 | 768 |
| Accounts Receivable | 3,988 | 9,570 |
| Inventory | 95,129 | 43,163 |
| *Total Current Assets* | 110,492 | 53,501 |
| **TOTAL ASSETS** | 110,492 | 53,501 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| *Current Liabilities:* | | |
| Short-term Loan- Related Party | 22,500 | - |
| Accrued Expenses & Other Payables | 23,361 | 53,573 |
| *Total Current Liabilities* | 45,861 | 53,573 |
| *Non-Current Liabilities:* | | |
| PPP Loan | - | - |
| Convertible Debt- Related Party | - | 1,083,119 |
| *Total Non-Current Liabilities* | - | 1,083,119 |
| *TOTAL LIABILITIES* | 45,861 | 1,136,692 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital Stock | 2 | 2 |
| Additional Paid-in Capital | 1,313,761 | 55,998 |
| Retained Earnings (Deficit) | (1,249,132) | (1,139,191) |
| *TOTAL SHAREHOLDERS' EQUITY* | 64,631 | (1,083,191) |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 110,492 | 53,501 |

See Accompanying Notes to these Unaudited Financial Statements

# FABULOUS AMERICAN BEVERAGES LLC.
## STATEMENTS OF OPERATIONS

|  | Year Ended December 31, | |
|  | 2023 | 2022 |
|---|---|---|
|  |  |  |
| Revenue | 129,552 | 177,828 |
| Cost of Sales | 51,261 | 89,585 |
| Gross Profit | 78,291 | 88,243 |
| Operating Expenses |  |  |
| General and Administrative Expense | 84,442 | 100,972 |
| Sales and Marketing Expense | 103,790 | 224,604 |
| Total Operating Expenses | 188,232 | 325,576 |
| Total Loss from Operations | (109,941) | (237,333) |
| Other (Income) Expense |  |  |
| Other Income | - | (298,868) |
| Financing Expenses | - | - |
| Total Other (Income) Expense | - | (298,868) |
| Earnings Before Income Taxes, Depreciation, and Amortization | (109,941) | 61,535 |
| Depreciation Expense | - | - |
| Net Income (Loss) | (109,941) | 61,535 |

See Accompanying Notes to these Unaudited Financial Statements

## FABULOUS AMERICAN BEVERAGES LLC.
## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| | # of Shares | $ Amount | | | |
| Beginning balance at 1/1/22 | 200 | 2 | 55,998 | (1,200,726) | (1,144,726) |
| Issuance of Common Stock | - | - | - | - | - |
| Additional Paid in Capital | - | - | - | - | - |
| Net income | - | - | - | 61,535 | 61,535 |
| Ending balance at 12/31/22 | 200 | 2 | 55,998 | (1,139,191) | (1,083,191) |
| Issuance of Common Stock | - | - | - | - | - |
| Conversion of Debt | - | - | 1,257,763 | - | 1,257,763 |
| Net loss | - | - | - | (109,941) | (109,941) |
| Ending balance at 12/31/23 | 200 | 2 | 1,313,761 | (1,249,132) | 64,631 |

See Accompanying Notes to these Unaudited Financial Statements

# FABULOUS AMERICAN BEVERAGES LLC.
## STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income(Loss) | (109,941) | 61,535 |
| Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations: | | |
| Forgiveness of PPP Loan | - | (298,868) |
| *Decrease (Increase) in:* | | |
| Accounts Receivable | 5,582 | 5,681 |
| Inventory | (51,966) | 44,518 |
| *Increase (Decrease) in:* | | |
| Accrued Expenses & Other Payables | (30,212) | 45,161 |
| *Total Adjustments to reconcile Net Loss to Net Cash provided by (used in) operations:* | (76,596) | (203,508) |
| *Net Cash used in Operating Activities* | (186,537) | (141,973) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from Short-term Loan - Related Party | 22,500 | - |
| Proceeds from (Payments to) Loans from Related Party | (1,083,119) | 130,506 |
| Additional paid-in capital | 1,257,763 | - |
| *Net Cash provided by Financing Activities* | 197,144 | 130,506 |
| Cash at the beginning of period | 768 | 12,236 |
| Net Cash increase (decrease) for the period | 10,607 | (11,467) |
| Cash at end of period | 11,375 | 768 |

See Accompanying Notes to these Unaudited Financial Statements

**FABULOUS AMERICAN BEVERAGES LLC.**
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

**NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS**

Fabulous American Beverages LLC ("the Company") was formed in Delaware on May 4, 2018. The Company plans to generate revenue by producing two types of whiskey: a "spirit whiskey" and a Bourbon. The Company contract-distills its products and sells them through distributors to liquor stores, which then sell the products to the public. The Company's headquarters are in Palisades, New York, and its primary customers are in the U.S.

The Company originally began as Fabulous American Beverages, LTD (FAB LTD), incorporated in New York on February 19, 2009. Subsequently, Fabulous American Beverages, LLC (FAB LLC) was formed.

Over the years, the Company transferred most of its net assets to FAB LLC, although some debt, including PPP loans (discussed further in Note 5), remained under the name FAB LTD due to banking restrictions.

On February 14, 2023, the Company's management formed Kansas Whiskey LLC in Delaware and initiated the process of transferring all net assets from FAB LLC into Kansas Whiskey LLC.

On October 15, 2024, the Company's management formed Kansas Whiskey Holding Inc., a subsidiary of FAB LLC, which serves as the holding company for Kansas Whiskey LLC. Kansas Whiskey Holding Inc. was incorporated in the state of Delaware.

All of the Company's operations are being transferred to Kansas Whiskey LLC.

Kansas Whiskey Holding, Inc. will conduct a crowdfunding campaign under Regulation CF to raise operating capital.


Historic Entity
Raising Entity
FAB LTD
FAB LLC
Kansas Whiskey Holding, Inc.
Moved Operations
Kansas Whiskey LLC

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.  Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses.  The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.  Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), with a fiscal year ending on December 31. Historically, the financial activities of Fabulous American Beverages, LTD, Fabulous American Beverage LLC, and Kansas Whiskey LLC have not been separated, as the company's operations are intertwined, and the separation is nominal.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

## Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $11,375 and $768 in cash as of December 31, 2023 and December 31, 2022, respectively.

## Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company had $3,988 and $9,570 in accounts receivable as of December 31, 2023 and December 31, 2022, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. No allowance for doubtful accounts has been recorded in 2023 and 2022.

## Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the weighted average moving cost method. Inventory consists of finished goods, glass and some barrels of Bourbon that are aging at the distillery on December 31, 2023 and December 31, 2022 amounting to $95,129 and $43,163, respectively.

## Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by making, marketing and distributing spirit whiskey. These are generally collected thirty days after delivery to the liquor stores or independent distributors.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Sales and Marketing Expense

Sales and marketing expenses associated with selling, marketing and advertising the Company's products and services are expensed as costs are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As of December 31, 2023 and December 31, 2022, the Company has obtained a nominal loan from a related party (see Note 5).

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

Convertible Debt

On January 1, 2020, the Company entered into several convertible note agreements with its shareholders for the purpose of funding operations. The interest on the notes is at 3% per annum. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2021. The notes are convertible into shares of the Company's common stock at the lesser of the conversion price using the discount method or the conversion cap during a change of control or qualified financing event.  As of December 31, 2023 and December 31, 2022, the loans from shareholders amounted to nil and $1,083,119, respectively.

Additionally, the Company entered into a short-term loan with a related party, Andrew Nelson.  The loan carries an interest rate of the greater of 1%, or 1% plus agreed-upon S&P change rate.

Paycheck Protection Program (PPP) Loan

In March 2021, the Company availed of two loans from SBA amounting to $149,434 each.  The loan is non-compounding and is repayable at the rate of 1% fixed but is forgivable subject to compliance of SBA conditions. These loans were forgiven in 2022.

**NOTE 6 – EQUITY**

The Company has authorized 200 no par value shares.  200 shares were issued and outstanding as of December 31, 2023 and December 31, 2022.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 4, 2024, the date these financial statements were available to be issued.

The Company sold all its rights and ownership interest in Fabulous American Beverages Ltd to Fabulous American Beverages LLC pursuant to an operating agreement executed on April 18, 2019.  This was further amended and restated on  January 1, 2022 and July 3, 2024 which reflected the changes to the members and their ownership interests between the two entities.

In view of the Operating Agreement's amendment and restatement in July 2024, the Company had 850,000 common units which accounts for 69.976% ownership in Fabulous American Beverages LLC and the conversion of the loans from shareholders to 202,544 Class A units.

On October 14, 2024, Fabulous American Beverages LLC ("Assignor") and Kansas Whiskey LLC ("Assignee") entered into three agreements: 1) Assignment and Assumption Agreement; 2) Intellectual Property Assignment Agreement; and 3) Bill of Sale. This entitled the Assignee to all rights, title and interests in, and assumed all of the Assignor's duties and obligations as listed in the contract. It also conveyed, transferred and assigned to Assignee, among other assets, all intellectual property of Assignor and Assignee will take ownership of such intellectual property.  Lastly, it entitled the Assignee to all right, title and interest in and to all tangible and intangible personal property of whatever kind owned by the Assignor and used in the course of operating the business.

On the same date, Fabulous American Beverages Ltd assigned to  Kansas Whiskey LLC the remaining $158,882 debt owed to various creditors.

On October 15, 2024,  the Company's management formed Kansas Whiskey Holding Inc., a subsidiary of FAB LLC, which serves as the holding company for Kansas Whiskey LLC.  Kansas Whiskey Holding Inc. was incorporated in the state of Delaware.

Kansas Whiskey Holding Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to October 15, 2024

# Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kansas Whiskey Holding Inc. Management

We have reviewed the accompanying financial statements of Kansas Whiskey Holding Inc. (the Company) which comprise the statement of financial position as of October 15, 2024 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

**Emphasis of Matter Regarding a Predecessor Entity:**
Fabulous American Beverages LLC was formed in Delaware on May 4, 2018. Kansas Whiskey Holding Inc. will serve as the successor company for its predecessor Fabulous American Beverages LLC. Kansas Whiskey Holding Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 4, 2024

# KANSAS WHISKEY HOLDING INC.
## STATEMENT OF FINANCIAL POSITION

|  | As of October 15, 2024 |
|---|---|
| **ASSETS** |  |
| **TOTAL ASSETS** | - |
|  |  |
| **LIABILITIES AND EQUITY** |  |
| Accrued Expenses | 2,500 |
| *TOTAL LIABILITIES* | 2,500 |
| **EQUITY** |  |
| Retained Earnings (Accumulated Deficit) | (2,500) |
| *TOTAL EQUITY* | (2,500) |
| **TOTAL LIABILITIES AND EQUITY** | - |

See Accompanying Notes to these Unaudited Financial Statements

## KANSAS WHISKEY HOLDING INC.
## STATEMENT OF OPERATIONS

|  | Inception- October 15 2024 |
|---|---|
|  |  |
| **Operating Expenses** |  |
| General and Administrative Expenses | 2,500 |
| **Total Operating Expenses** | 2,500 |
| **Total Loss from Operations** | 2,500 |
|  |  |
| **Net Income (Loss)** | (2,500) |

See Accompanying Notes to these Unaudited Financial Statements

**KANSAS WHISKEY HOLDING INC.**
**STATEMENT OF CASH FLOWS**

| | Inception - October 15 2024 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Loss | (2,500) |
| Adjustments to reconcile Net Loss to Net Cash provided by operations: | |
| Accrued Expenses | 2,500 |
| *Total Adjustments to reconcile Net Loss to Net Cash provided by operations:* | 2,500 |
| *Net Cash provided by (used in) Operating Activities* | - |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | - |
| *Net Cash provided by (used in) Investing Activities* | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| *Net Cash provided by (used in) Financing Activities* | - |
| Cash at the beginning of period | - |
| Net Cash increase (decrease) for period | - |
| Cash at end of period | - |

See Accompanying Notes to these Unaudited Financial Statements

### KANSAS WHISKEY HOLDING INC.
### STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Class A Common Stock | | Retained Earnings | |
| --- | --- | --- | --- | --- |
| | # of Shares | $ Amount | (Deficit) | Total Shareholder's Equity |
| Inception | - | - | - | - |
| Issuance of Common Stock | 8,000,000 | - | - | - |
| Additional Paid in Capital | - | - | - | - |
| Net loss | - | - | (2,500) | (2,500) |
| Ending Balance 10/15/24 | 8,000,000 | - | (2,500) | (2,500) |

See Accompanying Notes to these Unaudited Financial Statements

**KANSAS WHISKEY HOLDING INC.**
Notes to the Unaudited Financial Statements
Inception to October 15, 2024
$USD

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Kansas Whiskey Holding Inc. ("the Company") was formed in Delaware on October 15, 2024. The Company plans to generate revenue by producing two types of whiskey: a "spirit whiskey" and a Bourbon. The Company contract-distills its products and sells them through distributors to liquor stores, which then sell the products to the public. The Company's headquarters are in Palisades, New York, and its primary customers are in the U.S.

The Company originally began as Fabulous American Beverages, LTD (FAB LTD), incorporated in New York on February 19, 2009. Subsequently, Fabulous American Beverages, LLC (FAB LLC) was formed.

On February 14, 2023, the Company's management formed Kansas Whiskey LLC in Delaware and initiated the process of transferring all net assets from FAB LLC into Kansas Whiskey LLC.

On October 15, 2024, the Company's management formed Kansas Whiskey Holding Inc., a subsidiary of FAB LLC, which serves as the holding company for Kansas Whiskey LLC. Kansas Whiskey Holding Inc. was incorporated in the state of Delaware.

All of the Company's operations are being transferred to Kansas Whiskey LLC.

Kansas Whiskey Holding, Inc. will conduct a crowdfunding campaign under Regulation CF to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events casting doubt include the fact that the Company commenced principal operations as an LLC prior to incorporation on October 15, 2024, and realized losses every year. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:  Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of October 15, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by making, marketing and distributing spirit whiskey. These are generally collected thirty days after delivery to the liquor stores or independent distributors.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

Consist of formation and legal costs associated with the Company's conversion to a C-Corporation..

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No related party transactions occurred for the period.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 5 – LIABILITIES AND DEBT**

The Company's liabilities as of October 15, 2024 pertains to accrued expenses in relation to the filing and other incorporation expenses.

**NOTE 6 – EQUITY**

The Company is authorized to issue 15,000,000 shares of common stock at $.00001 par value per share. The common stock shall be divided into two classes: Class A common stock with 9,000,000 authorized shares and Class B common stock with 6,000,000 authorized shares. 8,000,000 Class A shares were issued and outstanding as of October 15, 2024.

**Voting Rights**

Class A common stock shall be voting stock and holders of which shall possess exclusive voting rights.

Class B common stock shall be non-voting stock and holders of which shall not be entitled to receive notice or or attend meetings of the stockholders or cast votes on any matters coming before a vote of the stockholders.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 15, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 4, 2024, the date these financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF KANSAS WHISKEY

# Whiskey For All

Kansas Whiskey LLC produces whiskies specifically formulated and marketed to appeal to a broad audience of both men and women. We believe we are the only brand dedicated to expanding whiskies to non-whiskey drinkers. We currently serve over 500 stores and bars in 6 states, with online sales throughout the United States.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



KANSAS
WHISKEY
WHISKEY FOR ALL

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.50 Per Share

MIN INVEST $249.60

VALUATION $12M

## REASONS TO INVEST

- Avoiding clichéd whiskey packaging tropes, Kansas Whiskey's proprietary bottle and package are designed to appeal to a broader audience of whiskey connoisseurs and non-whiskey drinkers.
- Kansas Whiskey's innovative distillation creates exceptionally smooth and cocktail-friendly whiskies.

 While the whiskey market has historically catered to men, Kansas Whiskey's innovation speaks to both men and women and taps into the $100 billion market of non-whiskey drinkers.

# TEAM



**Paul Goldman • CEO, President, Board Member, Principal Accounting Officer**

Award-winning Creative Director, Deutsch, TBWA, Publicis. Internationally recognized Television Commercial Director. 30+ years in marketing and advertising in all sectors of consumer product and service categories.

**Read Less**





**Lisa Denby • Fractional CMO**

Lisa Denby is a seasoned marketing professional with over 20 years of experience in the spirits industry. She has held leadership roles at major brands, including Diageo and Pernod Ricard, where she developed and executed successful marketing strategies. Lisa holds a Bachelor of Science in Marketing from the University of Kansas.

**Read Less**



## THE PITCH
# Creating a New Culture of Whiskey Lovers

**Our vision is simple:** revolutionize the spirits industry with whiskies that appeal not only to traditional whiskey lovers but also work to convert vodka, rum, gin, and tequila enthusiasts. By offering a whiskey that transcends typical whiskey demographics and occasions, we are unlocking an underserved, multi-billion dollar market.

While the $20 billion whiskey market has historically catered to men, Kansas Whiskey is changing the narrative. Our whiskey innovation speaks to both men and women and taps into the $100 billion market of non-whiskey drinkers.

Since launching in 2012, our Kansas Clean Distilled brand has carved a niche by offering a whiskey that's exceptionally smooth, versatile, and cocktail-friendly—expanding the occasions where whiskey can be enjoyed. This innovation has been the cornerstone of our success, and we've continued to build on it with our ultra-premium Single Barrel Bourbon, crafted with a unique blend of grains and Kansas prairie spring water for an unrivaled smoothness.

Our unique formula and disruptive marketing create whiskies that we believe stand out in a saturated market and resonate with both seasoned whiskey drinkers and newcomers alike. With our proven track record, Kansas is well-positioned to capture a growing share of the rapidly evolving spirits landscape.



KANSAS
CLEAN DISTILLED
SPIRIT WHISKEY
40% ALC/VOL
MADE IN AMERICA
KANSAS CLEAN DISTILLED:
LOVE AT FIRST SIP
Discover a new standard of smoothness.
Insanely smooth. Free from the burn often associated with whiskey, Kansas boasts subtle notes of vanilla, crème brûlée, and toasted nuts.


KANSAS STRAIGHT BOURBON WHISKEY:
CRAFTED BY NATURE, PERFECTED BY TIME
Our bourbon is a testament to patience and the extraordinary gifts of the earth. Born from the heartland, it's a harmonious blend of meticulous craftsmanship and nature's finest ingredients.
KANSAS
STRAIGHT BOURBON WHISKEY
This Whiskey is made with 45% Wheat, utilizing unfiltered Limestone Springwater sourced from Americas' Tallgrass Prairie for Exceptional Balance and Uncommon Smoothness.
SINGLE BARREL
45% ALC/VOL (90 PROOF)
MADE IN AMERICA

THE PROBLEM & OUR SOLUTION

## A New Frontier in Spirits

The $20 billion whiskey industry (8.5% CAGR) is ripe for disruption. Traditionally catering to a predominantly white male demographic, the market has overlooked a massive market segment: women and a diverse range of consumers. Kansas Whiskey is seizing this opportunity.

We have a competitive advantage. Unlike our traditional whiskey competitors constrained by outdated male oriented taste, marketing and packaging, Kansas Whiskey was designed from the ground up not to

play that game. Our packaging, marketing, and flavor are designed to appeal to everyone.

Our forward-thinking approach has driven impressive results, with women comprising over 44% of our online sales.



A WHISKEY FOR ALL
By focusing on smoothness, versatility, and a modern aesthetic, we've created whiskies that resonate with a broader audience
Bottle design **appeals to men and women alike**
**44% of consumers** are women
Markets to **everyone equally**
KANSAS
KANSAS
STRAIGHT BOURBON WHISKEY
MADE IN AMERICA


We believe our brand is redefining whiskey with a crafted portfolio appealing to traditional whiskey drinkers and those new to the category. By focusing on smoothness, versatility, and a modern aesthetic, we've created whiskies that resonate with a broader audience. This allows us to embrace traditional whiskey drinkers and pursue the $100 billion dollar market of non-whiskey drinkers as well.



**COMPETITIVE ADVANTAGE**

**Innovation**

Innovative, ultra-premium brands with a focus on unique taste, packaging, and marketing.

**Inclusive Appeal**

We target both existing whiskey drinkers and non-whiskey drinkers, particularly women and diverse ethnicities.

**Accessibility Boost**

Delivery services and relaxed post-pandemic regulations make it easier than ever to get Kansas Whiskey.

THE MARKET & OUR TRACTION

# Disrupting the $20B Whiskey Industry



## TARGETING A GROWING MARKET WITH INNOVATION

The US whiskey market. Growing at a steady 8.58% CAGR (2023–2025)



## MARKET GROWTH

Whiskey revenue has grown **115% in the last decade**

US whiskey volume **reached 77 million 9-liter cases** in 2022.

**Craft Brand Growth:** '20-'25 21% CAGR vs 4% for established brands

Sources: 2023 American Whiskey Fact Sheet, Statista, The IWSR

By challenging industry norms, we've successfully expanded the whiskey consumer base. Our whiskies have gained traction in key markets, with over 500 retail locations and a thriving direct-to-consumer channel.

With over a decade of experience in the industry, we continue to refine our marketing and sales strategies to target an audience far more broader than whiskey demographics. Our DTC focus on the key markets of New York, New Jersey, Connecticut, Texas, Florida and of course Kansas, is a strategic step towards achieving national distribution.



OVER 500
*Retail locations*

THRIVING
*Direct-to-consumer channel*

DTC GROWTH
*Sales +89% | Orders +97% | Sessions +165%*

*Nov '23 - Oct '24 vs preceding 12 mos*

*Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.*

COMPANY EXPERIENCE

# We're Not a Startup, We're a Scale-up



**PAUL GOLDMAN**

President, Founder

Award-winning Creative Director, Deutsch, TBWA, Publicis

**Beverage Brand Experience**
Absolut, Amaretto Disaronno, Bailey's, Bombay Sapphire, Budweiser, Captain Morgan's, and more.

**Paul Goldman, President, Founder**

Award-winning Creative Director, Deutsch, TBWA, Publicis. Internationally recognized Television Commercial Director. 30+ years in marketing and advertising in all sectors of consumer product and service categories.

Beverage Brand Experience: Absolut, Amaretto Disaronno, Bailey's, Bombay Sapphire, Budweiser, Captain Morgan's, Carlsberg, Coors, Glenmorangie, Lone Star, La Grande Passion, Sauza, Tanqueray Tetley's, Tott's Brut.

## WHY INVEST

# Change the Game. Expand the Market.

The game changer here isn't to take sales away from other whiskey brands: Our mission is to capture the larger spirits market of vodka, gin, rum and tequila drinkers and convert them to whiskey lovers. Your investment in Kansas Whiskey can help us to expand. Let's revolutionize the spirits industry together.

Invest in Kansas Whiskey today.


INVEST IN KANSAS WHISKEY TODAY
Join us in our mission to capture the larger spirits market of vodka, gin, rum and tequila drinkers and convert them to whiskey lovers

# ABOUT

HEADQUARTERS
**PO Box 572**
**Palisades, NY 10964**

WEBSITE
**View Site**

Kansas Whiskey LLC produces whiskies specifically formulated and marketed to appeal to a broad audience of both men and women. We believe we are the only brand dedicated to expanding whiskies to non-whiskey drinkers. We currently serve over 500 stores and bars in 6 states, with online sales throughout the United States.

# TERMS

**Kansas Whiskey**

## Overview

PRICE PER SHARE
**$1.50**

VALUATION
**$12M**

DEADLINE
**Feb. 26, 2025 at 11:59 PM UTC**

FUNDING GOAL
**$124k - $1.23M**

# Breakdown

**MIN INVESTMENT** ⓘ
**$249.60**

**OFFERING TYPE**
**Equity**

**MAX INVESTMENT** ⓘ
**$1,234,998**

**SHARES OFFERED**
**Class B Common Stock**

**MIN NUMBER OF SHARES OFFERED**
**82,666**

**MAX NUMBER OF SHARES OFFERED**
**823,332**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

| SEC Recent Filing | → |
| --- | --- |
| Offering Memorandum | → |
| Financials | ∧ |

|  | Most Recent Fiscal Year-End | Prior Fiscal Year-End |
| --- | --- | --- |
| Total Assets | $110,492 | $53,501 |
| Cash & Cash Equivalents | $11,375 | $768 |
| Accounts Receivable | $3,988 | $9,570 |
| Short-Term Debt | $45,861 | $53,573 |
| Long-Term Debt | $0 | $1,083,119 |
| Revenue & Sales | $129,552 | $177,828 |

| Costs of Goods Sold | $51,261 | $89,585 |
| --- | --- | --- |
| Taxes Paid | $0 | $0 |
| Net Income | -$109,941 | $61,535 |

## Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Alcohol Beverage Wholesale or Retailer Licenses Notice**

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses\***

**Loyalty Bonus**

As you are a Kansas Whiskey Customer, Kansas Friends & Family, Previous Kansas Investor, you are eligible for 3% bonus shares.

**Time-Based Perks**

Early Bird 1: Invest $500+ within the first 3 weeks | 10% off two online orders of Kansas Whiskey.

Early Bird 2: Invest $1,000+ within the first 3 weeks | 5% bonus shares + 10% off Kansas Whiskey *online orders for 6 months.

Early Bird 3: Invest $5,000+ within the first 3 weeks | 10% bonus shares + 10% off Kansas Whiskey * online orders for 12 months

Early Bird 4: Invest $10,000+ within the first 3 weeks | 15% bonus shares + 10% off Kansas Whiskey *online orders for 2 years.

Early Bird 5: Invest $20,000+ within the first 3 weeks | 20% bonus shares + 10% lifetime discount on *online Kansas Whiskey Orders

Early Bird 6: Invest $50,000+ within the first 3 weeks | 25% bonus shares + 15% lifetime discount on *online Kansas Whiskey Orders + Personalized 10-liter whiskey barrel and 10 complimentary cases.

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 7% bonus shares

**Amount-Based Perks**

Tier 1 Perk: Invest $1,000+ and receive 10% off first *online order.

Tier 2 Perk: Invest $5,000+ and receive 10% off *online orders for 1 year + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 10% off *online orders for 2 years + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive lifetime 10% discount on *online orders + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares + personalized 10-liter whiskey barrel and 5 complimentary cases.

*Offer begins at the date of investment. At the time of this offering the following states do not accept direct spirits shipments: Alabama, Delaware, Mississippi, Oklahoma, Rhode Island, and Utah. Orders outside the contiguous U.S., Fulfillment/Shipping/Duties will be paid by the purchaser.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

### The 10% StartEngine Venture Club Bonus

Kansas Whiskey will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments. Salary payments made to one's self, a friend or relative.*

# JOIN THE DISCUSSION



What's on your mind?

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**Ice breaker! What brought you to this investment?**

# HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |
|---------|--------------|------------------|----------------|----------------|

## WHY STARTENGINE?


**REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!


**SECURE**
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## FAQS

### How much can I invest? ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

### When will I receive my shares? ⌃

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

### What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

### Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The $20 billion American whiskey industry is traditional, historical...and it's seriously lacking in innovation. Hi, I'm Paul Goldman. I'm the founder of Kansas Whiskey.

Our mission is innovate. Our innovation begins with Kansas clean distilled whiskey, which is carefully crafted to appeal to a whole new audience of whiskey bakers. Appealing to a broader audience means starting with a whiskey that is smoother, easier to drink and mixes into more cocktails.

We do that using wheat, which is considered to be the softest grain to be used for whiskey, and our water comes from a pristine aquifer deep beneath the Kansas Tallgrass Prairie. Its perfect balance of minerals actually brings out the inherent flavors in the grains of our whiskeys, making it absolutely delicious.

So, smoother. More cocktails. Broader audience, Kansas Single Barrel Bourbon is a 45% wheated bourbon putting it in a class of the most exclusive bourbons in the world. It's rich, it's complex, yet silky smooth. We engage our customers with an attitude you just don't expect from a whiskey, attracting a wide range of both whiskey lovers and those who might be discovering whiskey for the first time. Kansas Whiskey isn't just another whiskey on the shelf.

It's a brand that resonates with people. That's why you'll find a whiskey in unexpected places. Gallery openings, food and music events. Even Fashion Week shows Kansas isn't a startup. It's a scale up with a successful model ready to go national.

And to do that, we need you. We invite you to look at our investor page on StartEngine. Leave a comment if you have any questions, and join us to build this new whiskey legacy together.

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